Exhibit 99.1

AMENDING AGREEMENT NO. 2

MEMORANDUM OF AGREEMENT made as of September 28, 2012,

B E T W E E N:

HUDBAY MINERALS INC.,

as Borrower,

- and -

HUDSON BAY MINING AND SMELTING CO., LIMITED,

as Borrower,

- and -

CERTAIN OF THEIR RESPECTIVE SUBSIDIARIES,

as Guarantors and/or Material Subsidiaries,

- and -

THE BANK OF NOVA SCOTIA,

as Administrative Agent,

- and -

THE LENDERS FROM TIME TO TIME PARTY TO THE CREDIT AGREEMENT.

WHEREAS the Borrowers, certain of their Subsidiaries, the Agent and certain financial institutions as lenders entered into a credit agreement, as amended, modified, supplemented or replaced to the date hereof (the “Credit Agreement”) dated as of November 3, 2010;

AND WHEREAS the Borrowers, the Guarantors, the Agent and the Lenders wish to amend the Credit Agreement;

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the premises, the covenants herein contained and for other valuable consideration (the receipt and sufficiency of which are hereby acknowledged by each of the parties), the parties hereto agree as follows:

1.                                       Interpretation

(a)                                  All words and expressions defined in the Credit Agreement and not otherwise defined in this Agreement have the meaning specified in the Credit Agreement, as amended by this Agreement (notwithstanding the application of Section 2).

(b)                                 Sections 1.2, 1.3, 1.4 and 13.1 of the Credit Agreement are incorporated herein by reference.

(c)                                  Unless expressly stated otherwise, all references herein to sections of an agreement other than this Agreement shall be to sections of the Credit Agreement.

(d)                                 Section headings are for convenience only.

2.                                       Effective Date

The amendment set forth in Section 3 herein shall be effective on and as of the date the conditions set forth in Section 6 hereof have been satisfied.

3.                                       Amendments to the Credit Agreement

The Credit Agreement is hereby amended as follows:

(a)                                  The Index of the Credit Agreement is amended by deleting the list of Schedules from the end of the index and replacing it with the following:

“Schedule A	-	Lenders’ Applicable Percentages
Schedule B	-	Form of Assignment and Assumption Agreement
Schedule C	-	Compliance Certificate
Schedule 3.1(b)	-	Agreement of New Obligor
Schedule 6.6(a)	-	Notice of Advance, Payment, Rollover or Conversion
Schedule 7.1(m)	-	Organizational Chart
Schedule 7.1(n1)	-	Community Relations/Indigenous Matters
Schedule 7.1(s)	-	Owned and Leased Real Properties
Schedule 13.17(c)	-	Information That May Be Disclosed”

(b)                                 Section 1.1 of the Credit Agreement is hereby amended by deleting the definitions of “777 Mine”, “Cash Equivalents”, “EBITDA”, “Loan Documents”, “Material Subsidiary”, “Obligors”, “Permitted Liens” and “Property” in their entirety.

(c)                                  Section 1.1 of the Credit Agreement is amended by inserting the following defined terms therein in the correct alphabetical order:

““777 Mine” means the underground zinc and copper mine located in Flin Flon, Manitoba with a headframe immediately adjacent to the Flin Flon concentrator and zinc refinery.

“777 PMPA” means the precious metals purchase agreement dated August 8, 2012 among HBMS, HudBay and Silver Wheaton Corp. in respect of, inter alia, silver and gold production from the 777 Mine and all security agreements related thereto.

“Amendment Date” means September 28, 2012.

“Buildings and Fixtures” means all plants, buildings, structures, erections, improvements, appurtenances and fixtures (including fixed machinery and fixed equipment) situate on the Real Property.

“Cash Equivalents” means (i) securities issued or directly and fully guaranteed or insured by the government of any Permitted Jurisdictions or any agency or instrumentality thereof with maturities of 12 months or less from the date of acquisition, (ii) certificates of deposit and time deposits with maturities of one year or less from the date of acquisition, bankers’ acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any Lender or any other commercial bank incorporated in a Permitted Jurisdiction having capital and surplus in excess of Cdn.$500,000,000 or the Equivalent Amount thereof, (iii) repurchase obligations for underlying securities of the types described in clauses (i) and (ii) entered into with any financial institution meeting the qualifications specified in clause (ii) above, (iv) commercial paper rated by any two of Moody’s, S&P or Dominion Bond Rating Service and having been assigned a rating of A-1 low by S&P or the equivalent thereof by Moody’s or Dominion Bond Rating Service Limited (as applicable) and in each case maturing within one year after the date of acquisition, (v) investment funds investing at least 95% of their assets in securities of the types described in clauses (i) to (iv) above and (vi) readily marketable direct obligations issued by any state or province of any Permitted Jurisdiction or any political subdivision thereof having one of the two highest rating categories obtainable from any two of Moody’s, S&P or Dominion Bond Rating Service with maturities of 24 months or less from the date of acquisition.

“Constancia Mine” means the copper porphyry deposit and planned open-pit mine located in the Chamaca and Livitaca Districts, Province of Chumbivilcas, Department of Cusco, Peru.

“Constancia Project” means the project to construct the Constancia Mine and a new adjacent concentrator to process ore from the Constancia Mine and produce copper and molybdenum concentrates.

“Constancia SPA” means the silver purchase agreement dated August 8, 2012 among Silver Wheaton (Caymans) Ltd., Silver Wheaton Corp., HudBay and HudBay (BVI) Inc. in respect of, inter alia, silver production from the Constancia Project and all security agreements and guarantees related thereto.

“EBITDA” means, for any period and without duplication, Adjusted Net Income (A) increased by the sum of, without duplication, (i) Interest Expenses, (ii)  consolidated income tax expenses for such period, (iii) consolidated depreciation, amortization and other like expenses not involving or requiring an outlay of cash for such period, (iv) consolidated losses incurred in connection with any Disposition permitted under the terms of this Agreement, (v) consolidated unrealized foreign exchange losses and (vi) consolidated extraordinary losses; and (B) decreased, by the sum of: (i) consolidated gains realized in connection with any Disposition, (ii) consolidated unrealized foreign exchange gains, (iii) consolidated extraordinary gains and (iv) non-cash revenues recognized pursuant to IFRS in connection with the SW Documents (including revenues arising from the application of the deposits made pursuant to the SW Documents).

“HB Peru Canada” means HudBay Peru Inc.

“HB Peru Group” means HB Peru Canada, HudBay (BVI) Inc., 6502873 Canada Inc., HB Peru SAC and any other Subsidiary of the Borrowers which owns any Equity Interests or other interest in the HB Peru Group or any ownership or other interest in the Constancia Project or the Constancia Mine.

“HB Peru SAC” means HudBay Peru S.A.C.

“Leased Real Properties” means the leasehold interests (other than Mining Leases) held by any HudBay Group Member in any real properties (including as described in Schedule 7.1(s) forming the subject matter of the Leases to which any of the Borrowers or, in respect of the 777 Mine only, HB Exploration is a party).

“Leases” means all leases, subleases, agreements to lease, offers to lease, renewals of leases and other rights on interest of, in or to real property granted to any of the Borrowers or, in respect of the 777 Mine only, to any other HudBay Group Member.

“Loan Documents” means this Agreement, the Guarantees, the Security Documents, any Intercreditor Agreement, the Fee Agreements, the Intercorporate Subordination Agreement, any Derivatives entered into with the Lenders or any Affiliate of the Lenders, the SW Intercreditor Agreement and all other documents relating to the Credit and any such Derivatives.

“Material Subsidiary” means (i) HBMS, (ii) HB Marketing, (iii) HB Exploration, (iv) HB Peru Canada, (v) HB Peru SAC, (vi) HudBay (BVI) Inc., (vii) 6502873 Canada Inc. and (viii) any other Subsidiary of HudBay (whether or not wholly-owned): (A) that, as of the end of any fiscal quarter of HudBay, has total consolidated assets having a book value of or equivalent to US$40,000,000 or more, or (B) that, as of the end of any fiscal quarter of HudBay, has total consolidated revenue for the last 12 months of or equivalent to US$10,000,000 or more, or (C) Equity Interests of which were acquired after the date of this Agreement at an aggregate cost to HudBay on a consolidated basis of or equivalent to US$40,000,000 or more, or (D) that directly or indirectly holds Equity Interests of a Material Subsidiary or (E) that has been designated as a Material Subsidiary by written notice from the Borrowers to the Agent and the Lenders. No Material Subsidiary shall cease to be a Material Subsidiary without the consent of the Required Lenders.

“Mine Properties” means the fee simple properties, surface leases, Mining Rights, Mining Title and Mining Leases comprising the Lalor Project, the 777 Mine, the Chisel North Mine and any other material fee simple properties, surface leases, Mining Rights, Mining Title and Mining Leases held or owned by any of the HudBay Group Members.

“Mining Lease” means a lease, license or other use agreement which provides any HudBay Group Member real property or water rights, other interests in land, including any mineral or resource, mining and surface rights, easements, rights of way or options.  Leases which provide a HudBay Group Member the right to construct and operate a conveyor, crusher plant, silo, load out facility, rail spur, shops, offices and related facilities on the surface of the real property containing such reserves, minerals or resources shall also be deemed a Mining Lease.

“Mining Rights” means the mining claims and associated mining exploitation rights, mineral leases, Order-in-Council leases, mining concessions and other mining rights in respect of the Mine Properties, and registered with Governmental Authority in the name of any HudBay Group Member, together with all other unpatented mining claims and associated mining exploitation rights or claims hereafter owned or held by any HudBay Group Member.

“Mining Title” shall mean fee simple title to surface and/or minerals or an undivided interest in fee simple title thereto or a leasehold interest in all or an undivided interest in surface and/or minerals together with no less than those real property, easements, licenses, privileges, rights and appurtenances as are necessary to mine, remove, process and transport minerals in the manner presently operated.

“Obligors” means, collectively, the Borrowers, the HB Peru Group and each of the Subsidiaries of the Borrowers who are guarantors of the Obligations from time to time and does not include Non-Recourse Subsidiaries.  At the Amendment Date, the Obligors are the Borrowers, HB Marketing, HB Exploration, HB Peru Canada, HudBay (BVI) Inc. and 6502873 Canada Inc. and, regardless of whether it is a Guarantor, HB Peru SAC.

“Owned Real Properties” means, collectively, all land and premises owned, from time to time, by any HudBay Group Member (including those listed on Schedule 7.1(s)) and the Buildings and Fixtures thereon and also for greater certainty including any other Owned Real Property disclosed pursuant to Section 8.3(b).

“Permitted Liens” means:

(i)                              Liens granted pursuant to the SW Documents;

(ii)                           encumbrances related to the Net Profits Interest and Royalty Agreement dated as of January 1, 1988 between HBMS, HB Exploration and Consolidated Callinan Flin Flon Mines Limited;

(iii)                        the royalties comprised of (a) any royalty payable to the Government of Peru, and (b) a 0.5% net smelter return royalty to a maximum of $10,000,000 in respect of the Minera Livitaca and Katanga Properties;

(iv)                       Liens related to the Mining Concessions Transfer Agreement dated December 31, 2008, and its addendum, dated February 19, 2009,

both executed by and between Norsemont Peru SAC (the predecessor to HB Peru SAC) and Rio Tinto Mining and Exploration S.A.C., in respect of which a legal mortgage up to the amount of $500,000 was automatically established over the following mining concessions: Katanga Q, Peta 5, Peta 6, Peta 7 and Peta 17;

(v)                          Liens granted pursuant to the Security Documents;

(vi)                       Liens in favour of Acceptable LC Issuers on any cash collateral used to secure any amounts on any letter of credit or other similar instrument outstanding on the date hereof; provided that the amount so secured shall not be greater than US$75,000,000;

(vii)                    Liens granted to secure Capital Lease Obligations and Debt secured by Purchase Money Lien Obligations as contemplated in paragraph (viii) of the definition of Permitted Debt;

(viii)                 Liens imposed by any Governmental Authority for Taxes not yet due and delinquent or which are being contested in good faith and by appropriate proceedings if adequate reserves with respect thereto are maintained on the books of the Borrowers in accordance with IFRS, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party;

(ix)                         Liens arising by operation of Applicable Law, securing the claims of Persons having taken part in the construction or renovation of real property (including the Real Property) and other like Liens arising in the Ordinary Course which are not overdue for a period of more than 30 days or which are being contested in good faith and by appropriate proceedings, and, during such period during which such Liens are being so contested, such Liens shall not be executed on any Property of any Restricted Party, provided that the relevant Restricted Party shall have set aside on its books reserves deemed adequate therefor and not resulting in qualification by its auditors;

(x)                            statutory Liens incurred or pledges or deposits made under worker’s compensation, employment insurance and other social security legislation;

(xi)                         Liens or deposits to secure the performance of bids, tenders, trade contracts, leases, statutory obligations, surety and appeal bonds, performance bonds and other obligations of a like nature (other than for borrowed money) incurred in the Ordinary Course, provided that the aggregate of the obligations secured does not exceed US$5,000,000 at any time;

(xii)                      servitudes, easements, rights-of-way, restrictions and other similar encumbrances incurred in the Ordinary Course and encumbrances consisting of zoning or building restrictions, easements, licenses, restrictions on the use of property or minor imperfections in title thereto which, in the aggregate, are not material in amount, and which do not in any case materially detract from the value of the Property subject thereto or interfere with the ordinary conduct of the business of the applicable Restricted Party;

(xiii)                   Liens of or resulting from any judgment or award, the time for the appeal or petition for rehearing of which shall not have expired, or in respect of which the applicable Restricted Party shall at any time in good faith be prosecuting an appeal or proceeding for review and in respect of which a stay of execution pending such appeal or proceeding for review shall have been secured;

(xiv)                  the reservations, limitations and conditions contained in or implied by statute in any original grants from the Crown of any land or interest therein, statutory exceptions to title to and reservations in respect of a valid discovery with respect to Mining Rights, and Liens in favour of the Crown with respect to water rights and Mining Rights;

(xv)                     undetermined or inchoate Liens and charges arising or potentially arising under statutory provisions which have not at the time been filed or registered in accordance with Applicable Law or of which written notice has not been duly given in accordance with Applicable Law or which although filed or registered, relate to obligations not due or delinquent;

(xvi)                  the rights reserved to or vested in Governmental Authorities by statutory provisions or by the terms of leases, licenses, franchises, grants or Permits, which affect any land, to terminate the leases, licenses, franchises, grants or Permits or to require annual or other periodic payments as a condition of the continuance thereof;

(xvii)               securities to public utilities or to any municipalities or governmental or other public authorities when required by the utility, municipality, governmental or other public authority in connection with the supply of services or utilities to any Restricted Party;

(xviii)         Liens or covenants restricting or prohibiting access to or from lands abutting on controlled access highways or covenants affecting the use to which lands may be put; provided, however, that such Liens or covenants do not materially and adversely affect the use of the lands by any Restricted Party;

(xix)                 statutory Liens incurred or pledges or deposits made in favour of a Governmental Authority to secure the performance of obligations of any Restricted Party under Applicable Law relating to the environment, human health or Hazardous Materials to which any Property of such Restricted Party is subject;

(xx)                    Liens arising solely by virtue of any statutory or common law provision relating to banker’s liens, rights of combination of accounts or similar rights in the ordinary course of conducting day-to-day banking business in relation to deposit accounts or other funds maintained with a creditor depository institution;

(xxi)                 Liens arising from the right of distress enjoyed by landlords or Liens otherwise granted to landlords, in either case, to secure the payment of arrears of rent in respect of leased properties;

(xxii)              Liens consented to by the Required Lenders; and

(xxiii)           any extension, renewal or replacement of any of the foregoing; provided, however, that the Liens permitted hereunder shall not be extended to cover any additional Debt or additional Property (other than a substitution of like Property).

“Property” means, with respect to any Person, any or all of its undertaking, property and assets, whether tangible, intangible, real or personal, and includes rights under Contracts and Permits and, in the case of the HudBay Group Members, including all Real Property.

“Real Property” means, collectively, the Owned Real Property, the Leased Real Property, the Mine Properties, the Mining Leases, the Mining Rights and the Mining Title.

“SW Documents” means, collectively, the SW Intercreditor Agreement, the 777 PMPA and the Constancia SPA and “SW Document” means any one of them.

“SW Intercreditor Agreement” means the Intercreditor Agreement dated September 28, 2012 between the Agent, the Borrowers and Silver Wheaton Corp.”

(d)                                 Section 2.1 of the Credit Agreement is amended by adding to the following immediately following Section 2.1(d):

“(e)                            Notwithstanding the foregoing or any other provision contained in any Loan Document, until such time as the Security Documents referred to in Section 4.4(b) have been executed, delivered and perfected by the relevant Obligor the aggregate of all Advances shall not at any time exceed US$100,000,000 or the Equivalent Amount in Canadian Dollars.”

(e)                                  Sections 2.5(a), 2.5(d) and 2.5(e) of the Credit Agreement are amended by deleting such sections in their entirety and replacing them with the following:

“2.5                                                                         Interest Rates and Fees

(a)                                  Interest rates on Prime Rate Advances, Base Rate Advances, BA Equivalent Loans and LIBOR Advances and the rates for calculation of B/A Fees and L/C Fees shall be determined and adjusted based on the ratio of Total Debt to EBITDA (calculated on a rolling four-quarter basis) as follows:

Ratio of Total Debt to EBITDA	Prime Rate and Base Rate Advances	LC Fee (financial L/C)	L/C Fee (performance L/C)	Other Advances	Standby Fee
Greater than or equal to 2.00 to 1	3.50%	4.50%	3.00%	4.50%	1.125%

Greater than or equal to 1.00 to 1 but less than 2.00 to 1	3.00%	4.00%	2.67%	4.00%	1.00%

Less than 1.00 to 1	2.50%	3.50%	2.33%	3.50%	0.875%

All figures in the table represent per cent per annum. Each of the amounts specified above, other than the standby fees, shall be increased by 2% per annum if a Default has occurred and is continuing. If a Default is disclosed by a Compliance Certificate, any increase shall be applied beginning as of the end of the fiscal period to which the Compliance Certificate relates.

(d)                                 The Borrowers shall pay a standby fee on the daily unadvanced portions of the Credit (calculated without regard to Swingline Advances) at a rate that shall be adjusted based on the ratio of Total Debt to EBITDA (calculated on a rolling four-quarter basis) and that shall be as specified under “Standby Fee” in the table in Section 2.5(a).  The standby fee shall be calculated daily beginning on the date hereof and shall be payable quarterly in arrears on the first Banking Day following each of HudBay’s fiscal quarters.  On final payment of the Obligations, the Borrowers shall also pay any accrued but unpaid standby fees.

(e)                                  Any increase or decrease in the interest rates and fees resulting from a change in the ratio of Total Debt to EBITDA (calculated on a rolling four-quarter basis) shall be effective as of the date on which a Compliance Certificate concerning the calculation of the ratio was due, except that if a Compliance Certificate is late, any resulting decrease shall be effective only as of the date that a satisfactory Compliance Certificate is actually received by the Agent. Interest rates and fees shall initially be established based on the Compliance Certificate delivered under Section 5.1(c)(iii) B/A Fees paid before the effective date of an increase or decrease will not be adjusted.”

(f)                                    Article 4 of the Credit Agreement is amended by deleting such article in its entirety and replacing it with the following:

“4.1                         Borrowers’ Security Documents

As security for all Advances made to them and as security for all their other liability or indebtedness, both present and future, hereunder or under any other Loan Document the Borrowers shall deliver, or cause to be delivered, to the Agent, as agent for, Lenders, the following documents (collectively, the “Borrowers’ Security Documents”):

(a)                                  in the case of each Borrower, a general security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of each Borrower including Equity Interests of all of its Subsidiaries (other than HudBay’s Equity Interest in Balmat Holding Corporation).

(b)                                 a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Amendment Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan (or immovable property, as applicable) of each Borrower (as determined by the Agent);

(c)                                  such other documents as the Agent may now or hereafter reasonably require to give effect to, register, perfect the security interests created by the documents or to evidence the same (including legal opinions, insurance certificates, title insurance, officer’s certificates and other customary documentation) referred to in this Section 4.1, in the jurisdiction where such charged assets are located.

4.2                               Guarantors’ Security Documents

(a)                                  As security for all its liability and indebtedness under the Guarantees and each other Loan Document, each of the Guarantors shall deliver to the Agent, as agent for, Lenders (collectively, the “Guarantors’ Security Documents”):

(i)                                     in the case of HB Marketing and HB Exploration, a general security agreement creating a security interest in all the then present and future, personal property, fixed assets, equipment, accounts receivable, Contracts, Intellectual Property and all other assets and undertaking of each of HB Marketing and HB Exploration including Equity Interests of all of its Subsidiaries;

(ii)                                  a debenture/mortgage (or immovable hypothec, as applicable) dated on or before the Amendment Date constituting a first priority charge on all of its presently wholly-owned and after-acquired material Real Property located in Manitoba or Saskatchewan held by HB Marketing or HB Exploration;

(iii)                               in the case of all Guarantors, a share pledge in respect of all then present and future Equity Interests of all Material Subsidiaries in which it has a direct interest; and

(iv)                              such other documents as the Agent may now or hereafter reasonably require to give effect to, register and perfect the security interests created by the documents referred to in Section 4.2, in the jurisdiction where such charged assets are located.

(b)                                 Notwithstanding Section 4.2(a), no Guarantor shall be required to deliver a share pledge until such time as it owns, acquires or otherwise holds any Equity Interest in a Material Subsidiary.

4.3                               Additional Security Documents

(a)                                  If any member of the HB Peru Group shall or shall propose to:

(i)              guarantee the Debt of any HudBay Group Member (other than the Debt of any other member of the HB Peru Group); and/or

(ii)                                  grant any Lien over any of its Property other than Permitted Liens,

then in the case of Section 4.3(a)(i), such member of the HB Peru Group shall guarantee the obligations of the Borrowers hereunder on terms acceptable to the Agent; and in the case of Section 4.3(a)(ii), such member of the HB Peru Group shall grant Liens in favour of the Agent over the same Property as contemplated in Section 4.3(a)(ii); provided that such Liens granted to Agent shall rank in priority to the Liens referred to in Section 4.3(a)(ii).

(b)                                 The Borrowers and each Guarantor shall execute all such further documentation as may be reasonably necessary from time to time to permit the Agent, on behalf of the Lenders, to (a) take, register and perfect and maintain security interests to which the Lenders are entitled pursuant to Sections 4.1 or 4.2 in any property or assets presently owned or hereafter acquired by any of them or as necessary following any restructuring or merger, amalgamation or reorganization permitted pursuant to Article 12 or (b) have, register, perfect and maintain security interests in any mining leases or material mineral claims (or material group of such claims) of the Borrowers.

4.4                               Exceptions, etc.

The Parties hereto agree that notwithstanding anything else contained in Article 3, this Article 4 or Article 5:

(a)                                  subject to Section 4.3(a), Section 3.1 and Section 4.2 do not apply to HB Peru Canada, HB Peru SAC, HudBay Peru (BVI) Inc. or 6502873 Canada Inc.; and

(b)                                 the Obligors shall not be required to deliver any mortgage/ debenture required pursuant to Section 4.1(b) or 4.2(a)(ii) or any other document required pursuant to Section 4.1(c) or Section 4.2(a)(iv) (in each case other than in respect of the 777 Mine) until November 12, 2012; provided that the Obligors shall deliver:

(i)                                     all such mortgages/ debentures and other documents required pursuant to Section 4.1(b), 4.1(c) and 4.2(a)(ii) and (iv); and

(ii)                                  all amendments which the Administrative Agent may reasonably request to the mortgages/ debentures and other documents required pursuant to Section 4.1(c) in respect of the Security Documents delivered in connection with the Lien granted over the 777 Mine, in each case, on or before such day.”

(g)                                 Section 7.1(n)(i) of the Credit Agreement is amended by deleting such section in its entirety and replacing it with the following:

“(n)                           Environmental Matters.

(i)                                     Having made due inquiry, except to the extent that Applicable Laws are complied with or no Material Adverse Effect would be caused individually or in the aggregate, (A) there are no active or abandoned storage tanks located on any real property (including the Real Property) which any Restricted Party occupies or controls, (B) there are no Hazardous Materials located on, above, below or from any real property (including the Real Property) that any Restricted Party occupies or controls (including contained in the soil or water constituting such real property), (C) no release, spill, leak, emission, discharge, leaching, dumping or disposal of Hazardous Materials has occurred on or from such real property and (D) no real property (including the Real Property) that any Restricted Party occupies or controls has been used as a landfill or waste disposal site.”

(h)                                 Section 7.1 of the Credit Agreement is further amended by inserting the following immediately following Section 7.1(n):

“(n1)                     Community Relations/Indigenous Matters.

Except as specifically disclosed in Schedule 7.1(n1), there are no indigenous persons or groups, or Persons acting on behalf of any indigenous person or group, from which any HudBay Group Member has received any notice of, or that any HudBay Group Member is aware of having, any Claim or assertion, written or oral, whether proven or unproven, in respect of indigenous rights, indigenous title, treaty rights or any other indigenous interest or any other rights, title or other community interest in or in relation to all or any portion of any HudBay Group Members’ real property (including the Real Property).  None of the aboriginal or treaty rights disclosed in Schedule 7.1(n1) asserted by First Nation communities in relation to HudBay Group Members’ real property could reasonably be expected to have a Material Adverse Effect.  The HudBay Group Members’ engagement of indigenous persons or groups to date regarding the proposed exploration, development, operation and closure of the Key Operating Assets and all other mining projects in which it is involved has been, in all material respects, appropriate and generally consistent in scope with similar projects in the relevant jurisdiction.”

(i)                                     Section 7.1 of the Credit Agreement is further amended by inserting the following immediately following Section 7.1(r):

“(s)                            Real Property, etc.

(i)                                     Each Restricted Party owns its Property (other than Mining Leases, Leased Real Property and joint venture property), with respect to any immovable or real property (including the Real Property), with good and marketable title thereto, in each case free of Liens other than Permitted Liens.  Each Restricted Party holds its interest in all Mining Leases, leased real property (including the Leased Real Property) and joint venture property free and clear of Liens other than Permitted Liens and, in the case of options to acquire Mining Leases and joint venture property, subject to the terms of the applicable option agreement or joint venture agreement, as applicable.  As of the Amendment Date, the Borrowers and, in respect of the 777 Mine only, all other Restricted Parties do not own any real property situate in Manitoba or Saskatchewan other than the Owned Real Properties listed in Schedule 7.1(s) and are not bound by any agreement to own or lease any immovable or real property providing for the payments of annual basic rent in excess of $5,000,000 in any fiscal year except for the Leased Real Properties;

(ii)                                  As of the Amendment Date, each Lease in respect of the Leased Real Property is in good standing in all material respects and all amounts owing thereunder have been paid by the Borrowers;

(iii)                               The Mine Properties set forth in Schedule 7.1(s)(iii), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(K), constitute all of the Mine Properties related to the 777 Mine;

(iv)                              The Mine Properties set forth in Schedule 7.1(s)(iv), together with any other Mine Properties disclosed pursuant to Section 8.3(b)(i)(K), constitute all of the Mine Properties related to the Chisel North Mine and Lalor Project.

(v)                                 The Mine Properties referred to in Sections 7.1(s)(iii), (iv) and (v), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(L), constitute all of Mine Properties of HBMS and HB Exploration situate in Manitoba or Saskatchewan;

(vi)                              The Mine Properties set forth in Schedule 7.1(s)(vi), together with any other Mine Properties disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(L), constitute all of HudBay’s Mine Properties situate in Manitoba or Saskatchewan;

(vii)                           Except for Claims by the indigenous groups in Schedule 7.1(s)(vii) or as disclosed pursuant to Section 8.3(b)(ii), details of which have been disclosed to the Agent and the Lenders, there are no Claims that have been commenced, are pending or, to the knowledge of HudBay, are threatened against any HudBay Group Member nor is there a state of facts or events that may reasonably be expected to give rise thereto, which could affect the title to or right to explore or develop any Mine Properties situate in Manitoba or Saskatchewan.

(t)                                    Use of Lands.  To its knowledge, the uses to which the Real Property is being put by the Borrowers, as applicable, are not in breach, in any material respect, of any Applicable Laws or official plans.”

(j)                                     Section 8.3(b)(i) of the Credit Agreement is amended by inserting the following immediately following Section 8.1(b)(i)(J):

“(K)                         notice of the acquisition of any Mine Properties related to the 777 Mine, the Lalor Project or the Chisel North Mine, at least 15 days prior to such acquisition;

(L)                                 notice of the acquisition of any Mine Properties of the HudBay Group Member (other than in respect of the projects referred to in Section 8.3(b)(i)(K)) having a cost equal to or greater than C$10,000,000 or which could otherwise be considered as material to any other Mine Property situate in Manitoba or Saskatchewan at least 15 days prior to such acquisition;

(M)                            notice of the acquisition of any Mine Properties of the HudBay Group Member situate in Manitoba or Saskatchewan (other than in respect of the projects referred to in Sections 8.3(b)(i)(K) or 8.3(b)(i)(L)) within 45 days of the end of each fiscal quarter of HudBay; and

(N)                               notice of the acquisition of any Owned Real Property or Leased Real Property, in each case situate in either Manitoba or Saskatchewan, not otherwise disclosed pursuant to Sections 8.3(b)(i)(K) and 8.3(b)(i)(L), at least 15 days prior to such acquisition.”

(k)                                  Section 8.3(b) of the Credit Agreement is further amended by inserting the following immediately following Section 8.3(b)(vi):

“(vi.1)               The Borrowers shall deliver to the Agent true and complete copies of:

(A)                              all material amendments, supplements, restatements, waivers or other modifications made to any SW Document or any other agreement entered into in connection with the SW Documents or the obligations arising thereunder; and

(B)                                all material agreements entered into in connection with the SW Documents or the obligations arising thereunder,

in each case promptly (and in any event within five Banking Days) following the execution and/or delivery of the same.”

(l)                                     Section 8.5(m) of the Credit Agreement is amended by deleting such section in its entirety and replacing it with the following:

“(m)                         SW Documents.  No Obligor shall amend, waive or otherwise vary any term or condition contained in any SW Document (other than the SW Intercreditor Agreement), enter into any Contract or incur any new obligations in connection with any SW Document or consent or approve any of the foregoing without the prior written consent of the Required Lenders; provided however that such prior written consent shall not be required for amendments, waivers, variations, consents or approvals which could not reasonably be expected to be prejudicial to or have an adverse effect on the Agent, the Lenders or their rights under the Loan Documents.”

(m)                               Section 9.1 of the Credit Agreement is further amended by inserting the following immediately following Section 9.1(f):

“(f1)                        if any default in respect of which Silver Wheaton Corp. has delivered a “standstill notice” pursuant to the terms of the SW Intercreditor Agreement, event of default or other similar event by any HudBay Group Member shall occur or exist in respect of any of the 777 PMPA;

(f2)                              if any event of default or other similar event by any HudBay Group Member shall occur or exist in respect of the Constancia SPA;

(f3)                              if any deposit paid pursuant to either the 777 PMPA or the Constancia SPA is returned or repaid by any HudBay Group Member at a time when a Default or Event of Default exists or if such return or repayment could reasonably be expected to result in a Default or Event of Default;”

(n)                                 Section 9.3 of the Credit Agreement is amended by deleting such section in its entirety and replacing it with the following:

“9.3                         Payment of L/Cs and B/As

If any Event of Default shall occur and be continuing then the Agent may (and, if so instructed by the Required Lenders shall), by written notice to the Borrowers require the Borrowers to pay to the Agent (i) on behalf of the Lenders, an amount equal to the face amount of outstanding B/As and (ii) on behalf of the Issuing Banks, an amount equal to the undrawn face amount of any Letters of Credit issued and outstanding under the Credit and such amount shall be held by the Agent on deposit in trust for the Lenders and/or the Issuing Banks (as applicable) until the maturity date of such B/A and/or Letter of Credit, as applicable.  Upon receipt of such payment, the applicable Borrower shall be discharged from its obligations under Section 9.2 in respect of any such B/As or any such Letter of Credit.”

(o)                                 Section 9.4 of the Credit Agreement is amended by deleting such section in its entirety and replacing it with the following:

“9.4                         Remedies

If an Event of Default has occurred and is continuing, the Guarantees and the Security Documents shall become immediately enforceable and Agent may, in consultation with the Lenders (and if so instructed by the Required Lenders shall) take such action or proceedings on behalf of the Lenders and in compliance with Applicable Law as is or may be expedient to enforce the same, all without any additional notice, presentment, demand, protest or other formality, all of which are hereby expressly waived by the Obligors.”

(p)                                 Section 9.11 of the Credit Agreement is amended by deleting such section in its entirety and replacing it with the following:

“9.11                  Application of Payments After an Event of Default

If any Event of Default shall occur and be continuing all payments made by the Borrowers hereunder or payments made pursuant to any of the provisions of any of the Guarantees shall be applied in the following order:

(a)                                  to amounts due hereunder as costs and expenses of the Agent;

(b)                                 to amounts due hereunder as costs and expenses of the Lenders;

(c)                                  to amounts due hereunder as fees;

(d)                                 to amounts due hereunder as interest;

(e)                                  rateably to amounts due hereunder as principal and amounts due in respect of any Other Secured Obligations with the Lenders or any of their Affiliates; and

(f)                                    any balance to the Borrowers or as a court of competent jurisdiction shall determine.”

(q)                                 The Schedules to the Credit Agreement are amended by adding to such Schedules the Schedules attached hereto in the correct order.

4.                                       Amendments to Other Loan Documents

(a)                                  The General Security Agreement (the “HB GSA”) dated as of November 3, 2010 between HudBay and the Agent is amended as follows:

(i)      Section 4.10 of the HB GSA is amended by deleting all references to the following text:

“hereunder such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all payments due thereunder by the Borrowers which are unmatured shall have become immediately due and payable in accordance with Section 9.2 of the Credit Agreement”

(ii)     Sections 5.2(b), 6.1, 6.2 and 7.1 of the HB GSA are amended by deleting all references to the following text:

“such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all payments due thereunder by the Borrowers which are unmatured shall have become immediately due and payable in accordance with Section 9.2 of the Credit Agreement”

(iii)    Section 8.1 of the HB GSA is amended by deleting all references to the following text:

“such that the entire principal amount of those Advances then outstanding and all accrued and unpaid interest thereon and all payments due thereunder by the Borrowers which are unmatured shall have become immediately due and payable in accordance with Section 9.2 of the Credit Agreement”

(b)           Sections 5.6 and 6.1 of the Pledge Agreement dated as of November 3, 2010 between HBMS and the Agent is amended by deleting all references to the following text:

“where the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all payments due thereunder by the Borrowers which are unmatured shall have become immediately due and payable in accordance with Section 9.2 of the Credit Agreement”

(c)           The Guarantees dated as of November 3, 2010 made by each of HudBay, HBMS, HB Exploration and HB Marketing and the Guarantee made by HB Peru Canada dated as of October 31, 2012 in each case in favour of Agent and the Finance Parties (as defined therein) (collectively, the “Guarantees” and each a “Guarantee”) are amended as follows:

(i)             Sections 4.1 of each of the Guarantees is amended by deleting all references to the following text:

“such that the entire principal amount of the Advances then outstanding and all accrued and unpaid interest thereon and all other payments due under the Credit Agreement by the Borrowers which are unmatured shall have become immediately due and payable in accordance with the provisions of Section 9.2 thereof and this Guarantee having become enforceable in accordance with Section 9.4 of the Credit Agreement”

(ii)          Sections 3.2 of each of the Guarantees (other than the Guarantee provided by HB Peru Canada) is amended to delete the reference to “representation and warranty” and “is” and replace them with “representations and warranties” and “are” respectively.

(iii)       Sections 3.3 of each of the Guarantees (other than the Guarantee provided by HB Peru Canada) is amended to delete the reference to “representation and warranty” and replace it with “representations and warranties”.

(iv)      Sections 4.4 of each of the Guarantees is amended to delete the reference to “or the Lenders” and replace it with “and/or the Finance Parties”.

5.                                       Representations & Warranties

Each Obligor represents and warrants to the Agent and the Lenders, acknowledging and confirming that the Agent and the Lenders are relying thereon without independent inquiry, that:

(a)                                  the execution and delivery of this Agreement and the performance by the Obligors of their obligations under the Credit Agreement will not violate any applicable law, judgment or order;

(b)                                 the representations and warranties of the Obligors contained in the Loan Documents (after giving effect to the amendments set forth herein) are true and correct in all material respects on the date hereof, both before and after giving effect to this Agreement (except to the extent such representations and warranties relate specifically to a different date, in which case such representations and warranties shall be true and correct on and as of such date); and

(c)                                  no Default or Event of Default (after giving effect to the amendments set forth herein) has occurred and is continuing or would arise as a result of the execution, delivery or performance of this Agreement.

6.                                       Conditions Precedent

Section 3 of this Agreement shall not be effective until satisfaction of the following terms, each to the satisfaction of the Agent and the Lenders:

(a)                                  Loan Documents and Other Documents.

(i)             All Loan Documents shall be executed and delivered by the Obligors, the Agent and the Lenders; and

(ii)          The Agent shall have received certificates of insurance or other evidence that the covenants and conditions of the Loan Documents concerning insurance coverage are being complied with and naming the Agent as first mortgagee and loss payee (and having attached the standard Insurance Bureau of Canada mortgage clause) with respect to the all-risk, property, boiler, machinery and business interruption insurance.

(b)                                 Corporate and Other Information.  The Agent shall have received:

(i)             a certificate of each Obligor, certifying as to its Constating Documents (copies of which are attached to that certificate) and such other corporate information as the Agent may reasonably require;

(ii)          a certificate of each Obligor, certifying a list of its officers and directors with specimens of the signatures of those who are executing Loan Documents on its behalf and the corporate proceedings taken to authorize it to execute, deliver and perform its obligations under the Loan Documents;

(iii)       a certificate of status, compliance, good standing or similar certificate for the jurisdiction of incorporation of each Restricted Party and for each jurisdiction where any Restricted Party carries on business; and

(iv)      evidence that the execution and delivery of Loan Documents will not contravene Applicable Law governing financial assistance or other similar subjects that affect the Loan Documents.

(c)                                  Opinions.  The Agent shall have received customary legal opinions of counsel to the Borrowers, addressed to the Agent and the Lenders, in form and substance satisfactory to the Lenders.

(d)                                 Amendment Fee.  The Agent shall have received, for the rateable benefit of each Lender, an amendment fee equal to $450,000.

(e)                                  Other Matters.  The following additional conditions must be satisfied:

(i)             the Agent must have received either payment of all fees payable to the Agent, the Lenders, any of their Affiliates, and the reimbursement of all documented expenses incurred and reimbursable by the Borrowers pursuant to Section 13.7 including legal fees or confirmation satisfactory to it that all such fees shall be paid in the ordinary course;

(ii)          the representations and warranties set forth in Section 7.1 (after giving effect to the amendments set out herein) shall be true and correct in all respects, by reference to the facts and circumstances then existing (except to the extent such representations and warranties relate to a different date, in which case such representations and warranties shall be true and correct in all material respects on and as of such date) and the Borrowers shall have delivered an officer’s certificate to the Agent to such effect;

(iii)       no Default or Event of Default (after giving effect to the amendments set out herein) shall have occurred and be continuing and the Borrowers shall have delivered an officer’s certificate to the Agent to such effect;

(iv)      the Agent and Lenders’ counsel shall be satisfied that all registrations and other actions necessary to perfect the security interest created by the Security Documents and maintain the priority of the Lien in favour of the Lenders have been made, or in the absence of such actions having been taken, provisions (satisfactory to the Agent, in its sole discretion) therefor shall have been made; and

(v)         the Borrowers and Silver Wheaton Corp. have executed and delivered the SW Intercreditor Agreement which agreement shall be in form and substance satisfactory to the Lenders and the Agent.

7.                                       Confirmation of Security, etc.

(a)           Each Obligor hereby confirms that each of the Security Documents which it has delivered to the Agent and the Lenders:

(i)             remains in full force and effect as general and continuing collateral security over all of the assets, property and undertaking of such Obligor, whether now or in the future owned or acquired, and the security interests, mortgages, charges, liens, assignments, transfers and pledges granted in favour of the Agent and the Lenders pursuant to the Security Documents continue to secure all of the debts, liabilities and obligations of such Obligor to the Agent and the Lenders now or hereafter arising, to the extent provided therein; and

(ii)          is enforceable against it by the Agent in accordance with its terms.

(b)           Each of HB Peru SAC, HudBay BVI Inc. and 6502873 Canada Inc. hereby acknowledges and agrees to the terms of the Credit Agreement and agrees to be bound by all obligations of an Obligor under the Credit Agreement (as amended hereby) as if it had been an original signatory thereto.

8.                                       Intercreditor Agreement

The Lenders hereby:

(a)           acknowledge they have been provided with a copy of the SW Intercreditor Agreement; and

(b)           authorize the Agent to execute and deliver the SW Intercreditor Agreement and perform its obligations thereunder for and on behalf of the Lenders.

9.                                       Miscellaneous

(a)           The parties hereto agree that this Agreement shall be a Loan Document.

(b)           With the exception of the foregoing amendment, the Credit Agreement shall continue in full force and effect, unamended.

(c)           This Agreement and the Credit Agreement shall enure to the benefit of and be binding upon the parties, their successors and any permitted assigns.

(d)           This Agreement may be executed in any number of counterparts and all of such counterparts taken together shall be deemed to constitute one and the same instrument.

(e)           This Agreement shall be governed by and interpreted and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

(f)            The Obligors shall promptly cure any default in its execution and delivery of this Agreement.  The Obligors, at the expense of the Borrower, will promptly execute and deliver, or cause to be executed and delivered, to the Agent, upon reasonable request, all such other and further documents, agreements, certificates and instruments in compliance with, or accomplishment of the covenants and agreements of the Obligors hereunder or more fully to state the obligations of the Obligors as set out herein or in the Credit Agreement or to make any recording, file any notice or obtain any consents, all as may be necessary or appropriate in connection therewith.

(g)           Time is of the essence of this Agreement.

IN WITNESS WHEREOF the parties hereto have executed this Agreement.

HUDBAY MINERALS INC.

by	“David S. Bryson”
Name: David S. Bryson
Title: Senior VP and CFO
by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: VP, Legal and Corp. Secretary

HUDSON BAY MINING AND SMELTING CO., LIMITED

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: VP, Legal and Corp. Secretary

HUDBAY MARKETING & SALES INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: VP, Legal and Corp. Secretary

HUDSON BAY EXPLORATION AND DEVELOPMENT COMPANY LIMITED

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: VP, Legal and Corp. Secretary

HUDBAY PERU INC.

by	“Patrick Donnelly”
Name: Patrick Donnelly
Title: VP, Legal and Corp. Secretary

HUDBAY PERU SAC

by	“Cashel Meagher”
Name: Cashel Meagher
Title: General Manager

Signature Page to Amending Agreement No. 2

HUDBAY BVI INC.

	by	“Hugh Brooke Macdonald”
Name: Hugh Brooke Macdonald
Title: Vice President

6502873 CANADA INC.

	by	“David S. Bryson”
Name: David S. Bryson
Title: Senior VP and CFO

Administrative Agent

THE BANK OF NOVA SCOTIA

	by	“Alastair Borthwick”
Name: Alastair Borthwick
Title: Managing Director

“Alyssa Senwasane”
Name: Alyssa Senwasane
Title: Associate

The Lenders

CANADIAN IMPERIAL BANK OF COMMERCE

	by	“Peter E. Dietrich”
Name: Peter E. Dietrich
Title: Executive Director

“Deepak Dave”
Name: Deepak Dave
Title: Director

Signature Page to Amending Agreement No. 2

THE BANK OF NOVA SCOTIA

by	“Ray Clarke”
Name: Ray Clarke
Title: Managing Director

“Stephen MacNeil”
Name: Stephen MacNeil
Title: Associate

THE TORONTO-DOMINION BANK

by	“Liza Straker”
Name: Liza Straker
Title: Vice President

“Matt Hendel”
Name: Matt Hendel
Title: Managing Director

ROYAL BANK OF CANADA

by	“Stam Fountoulakis”
Name: Stam Fountoulakis
Title: Authorized Signatory

Name:
Title:

BANK OF AMERICA, N.A., CANADA BRANCH

by	“James K.G. Campbell”
Name: James K.G. Campbell
Title: Director

Name:
Title:

Signature Page to Amending Agreement No. 2

NATIONAL BANK OF CANADA

by	“Roch Ledoux”
Name: Roch Ledoux
Title: Director

“Bruno Lévesque”
Name: Bruno Lévesque
Title: Director

SOCIÉTÉ GÉNÉRALE (CANADA BRANCH)

by	“Michael C. Manion”
Name: Michael C. Manion
Title: Director

“Simona Lungu”
Name: Simona Lungu
Title: Director

Signature Page to Amending Agreement No. 2

SCHEDULE 7.1 (n1)

COMMUNITY RELATIONS/INDIGENOUS MATTERS

[Redacted — Commercially sensitive information.] [Disclosure of indigenous matters.]

SCHEDULE 7.1(s)

Schedule 7.1(s)(iii)

LIST OF 777 TITLE PROPERTIES

MANITOBA

Within Area of Interest	Title No.	Note
Yes	1789274/3	HBMS Plant Area
Yes	1789274/3	HBMS Plant Area
Yes	1789274/3	HBMS Plant Area
Yes	1789910/3	Ross Lake Area
Yes	1789910/3	Ross Lake Area
Yes	1789910/3	Ross Lake Area
Yes	1790039/3/PCL1	MB /SK Boundary Area
Yes	1790039/3/PCL2	MB /SK Boundary Area
Yes	1790115/3
Yes	1823055/3	Dwelling. 1 Adams Street. Apartment Block
Yes	2005677/3	Dwelling. 327 Centennial Cres.
Yes	2050586/3/1	New Subdivision
Yes	2050586/3/2	New Subdivision
Yes	2282560/3	New since 2004
Yes	2614251/3	New since 2011; replaced Title No. 2559725/3

SASKATCHEWAN

Within Area of Interest	Title No.	Parcel No.	Land Description
Yes	112958185	145687944	Plan BC2024 Ext 6 As described on Certificate of Title 67PA14872, description6
Yes	112958208	145687966	Plan BC2024 Ext 3 As described on Certificate of Title 67PA14871, description 3
Yes	112958220	145687988	Plan BC2024 Ext 4 As described on Certificate of Title 67PA14871, description 4

Yes	112958242	145688002	SE 12-67-30-1 Plan BC2024 Ext 5 As described on Certificate of Title 67PA14871, description 5
Yes	121830397	151051610	Blk/Par A-Plan 101832768 Ext 6 As described on Certificate of Title 61PA14413, description 6
Yes	125869360	135734250	Blk/Par B-Plan BP3815 Ext 0 As described on Certificate of Title 92PA20998(1)
Yes	126986574	153200089	Blk/Par A-Plan BQ53 Ext 4 As described on Certificate of Title 61PA14413
Yes	128384657	153892323	Blk/Par A-Plan 101832757 Ext 2 As described on Certificate of Title 92PA20998(1)
Yes	128384668	153892334	Blk/Par B-Plan 101832757 Ext 3 As described on Certificate of Title 92PA20998(1)
Yes	128412020	153239452	Blk/Par A-Plan BQ53 Ext 6 As shown on Plan 101782087
Yes	128570980	153973165	Blk/Par C-Plan BQ5718 Ext 0 As described on Certificate of Title 92PA20963
Yes	129814768	153866975	Blk/Par A-Plan BQ53 Ext 2 As shown on Plan 101854403

LIST OF 777 SURFACE LEASES

1.

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	0001-HBMS MANITOBA	HBMS	Misc Lease	MISC 66485 (formerly MISC 3486)	MISC LEASE 66485 (formerly MISC LEASE 3486)	Water Reservoir/777-Mine Site-FFN
Manitoba	0001-HBMS MANITOBA	HBED	Permit	DAN	DAN PERMIT	HBED. Associated with ML051
Manitoba	0001-HBMS MANITOBA	HBMS	Permit	GOLDEN POPPY	GOLDEN POPPY PERMIT	Associated with ML053
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	6SL	LA SALLE SURFACE LEASE	OIC 466
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M45SL	BED BUG	OIC 576
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M46SL	FLIN FLON FR	OIC M 90
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M47SL	B. NO. 47 FR	OIC M 87
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M48SL	B. NO. 46	OIC M 86
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M56SL	THE PAS 22	OIC 408
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M60SL	THE PAS 29	OIC 333
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M61SL	THE PAS 30	OIC 332
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M62SL	THE PAS 31	OIC 346
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M63SL	THE PAS 32	OIC 347
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M64SL	THE PAS 33	OIC 331
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M65SL	THE PAS 34	OIC 400
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M66SL	THE PAS 35	OIC 418
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M67SL	THE PAS 36	OIC 416
Manitoba	912-HBMS FLIN	HBMS	Surface Lease	M78SL	THE PAS 23	OIC 410

	FLON (MB)
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M79SL	THE PAS 24	OIC 417
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M85SL	CRAIGGI FR	OIC 632
Manitoba	912-HBMS FLIN FLON (MB)	HBMS	Surface Lease	M86SL	SCHENLEY FR	OIC 608
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Mineral Surface Lease	200026	MS 52 (Malachite)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Mineral Surface Lease	200031	MS 80 (ROYAL CAZAZA)	Golf Course
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500650		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500591		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Sand and Gravel Surface Lease	500649		Lease with Saskatchewan Environment
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Transmission Line Lease	N217	Parcel K	Lease with Town of Creighton; part of Trout Lake line
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Surface Lease	NE-2; E-11; W-12	Tailings Lease	Lease with Town of Creighton dated April 1, 2006
Saskatchewan	0002-HBMS SASKATCHEWAN	HBMS	Surface Lease	formerly MSL 34-39	Tailings Lease	Lease with Town of Creighton dated May 1, 2009

LIST OF 777 MINING CLAIMS AND LEASES

777/Callinan Deposit

HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
HBMS	Claim	23139	EOLA	1.00	Sep 16, 2017
HBED	Claim	28390	HIGH FLYER	21.00	Apr 30, 2018
HBED	Claim	28391	FOX TROT	13.00	Apr 30, 2018
HBED	Claim	29171	OH DON’T	21.00	Aug 23, 2017
HBED	Claim	29524	VIRGINIA	2.00	May 28, 2017
HBED	Claim	34600	MARY E	2.00	Jun 29, 2017
HBMS	Mineral Lease	ML051	CALLINAN MIN LEASE	33.72	Apr 01, 2013
HBMS	Mineral Lease	ML052	CALLINAN MIN LEASE	46.78	Apr 01, 2013
HBMS	Mineral Lease	ML053	CALLINAN MIN LEASE	41.78	Apr 01, 2013
HBMS	Mineral Lease	ML054	CALLINAN MIN LEASE	18.31	Apr 01, 2013
HBMS	Mineral Lease	ML055	CALLINAN MIN LEASE	20.90	Apr 01, 2013
HBMS	OIC	330	FOX FR	0.01	Jan 25, 2013
HBMS	OIC	331	THE PAS 33	3.57	May 06, 2013
HBMS	OIC	332	THE PAS 30	20.89	May 06, 2013
HBMS	OIC	333	THE PAS 29	20.83	May 06, 2013
HBMS	OIC	346	THE PAS 31	20.86	May 06, 2013
HBMS	OIC	347	THE PAS 32	20.42	May 06, 2013
HBMS	OIC	361	GRIZZLY FR	0.13	May 09, 2013
HBMS	OIC	400	THE PAS 34	3.11	Dec 11, 2012
HBMS	OIC	416	THE PAS 36	0.41	Sep 11, 2013
HBMS	OIC	418	THE PAS 35	13.88	Sep 11, 2013
HBMS	OIC	466	LA SALLE	19.05	Nov 11, 2012
HBMS	OIC	467	FLIN SLAM	11.63	Nov 11, 2012
HBMS	OIC	576	BED BUG	17.87	Nov 30, 2012
HBMS	OIC	608	SCHENLEY FR	14.20	Feb 17, 2013
HBMS	OIC	611	HOLY SMOKE	17.52	Feb 10, 2013
HBMS	OIC	629	FOG	3.74	Feb 10, 2013
HBMS	OIC	630	FORT PITT	18.05	Feb 10, 2013
HBMS	OIC	632	CRAIGGI FR	3.15	Feb 17, 2013
HBMS	OIC	677	VENUS FR	6.92	Sep 21, 2013
HBMS	OIC	M 3	CATHERINE	16.71	Apr 23, 2013
HBMS	OIC	M 86	B NO. 46	10.43	Apr 25, 2013
HBMS	OIC	M 87	B NO. 47 Fr.	1.87	Apr 25, 2013
HBMS	OIC	M 88	B NO. 48	6.84	Apr 25, 2013
HBMS	OIC	M 90	FLIN FLON FR	9.79	Apr 25, 2013
HBMS	OIC	M 908	B NO. 49	1.17	Sep 26, 2013
HBMS	OIC	16	LAKEVIEW	16.49	Jan 31, 2013
HBMS	OIC	22	SUNSHINE FR	0.04	Feb 25, 2013
Total Manitoba		38 Claims		501.07
HBMS	Mineral Lease	ML 5518	FFN LEASE	2,928.00	Sep 08, 2013
HBMS	Mineral Lease	Q- 952	MONROE	20.00	May 09, 2013
HBMS	Mineral Lease	Q-1010	RHINOCEROS	20.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1020	DARNING NEEDLE	20.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1053	TORPEDO	16.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1063	RED TOP	21.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1074	WEE RED TOP	19.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1076	4 QUEENS	17.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1084	MARGUERITE	21.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1104	SKY PILOT	21.00	Dec 17, 2013
HBMS	Mineral Lease	Q-1105	JOHNNY BARON	21.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1112	B.M.JUNIOR	21.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1145	BATTLESHIP	18.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1146	TWO BITS	3.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1160	LITTLE RED TOP FR.	6.00	Dec 23, 2013
HBMS	Mineral Lease	Q-1164	RED ROSE	6.00	Apr 17, 2013
HBMS	Mineral Lease	Q-1258	JANUARY LEASE	6.00	Dec 23, 2012
HBMS	Mineral Lease	Q-1260	JANNETTE	2.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1273	EOLA	17.00	Sep 05, 2013
HBMS	Mineral Lease	Q-1278	LILLY	1.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1281	VIRGINIA	17.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1282	1920	16.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1289	FOX TROT	3.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1290	AMARYLLIS	8.00	Dec 26, 2013
HBMS	Mineral Lease	Q-1302	OH DON’T	1.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1303	MARY E.	2.00	Dec 15, 2013
HBMS	Mineral Lease	Q-1312	B49	1.00	Jul 30, 2013
HBMS	Mineral Lease	Q-1527	GENERAL HEPBURN	19.00	Dec 22, 2013
HBMS	Mineral Lease	Q-1933	DAN	19.00	Jul 17, 2013
HBMS	Mineral Lease	Q-4097	A38FR	1.00	Jul 13, 2013
Total Saskatchewan		30 Leases		3,289.49

Other Claims

HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
HBMS	Claim	CB13426	RAG 13426	54.00	Dec 28, 2014
HBMS	Claim	MB2590	WAN 2590	58.00	Oct 11, 2016
HBMS	Claim	MB7216	WAN 7216	102.00	Feb 27, 2019
HBED	Claim	P7821E	WAN 7821	21.00	Jan 19, 2020
HBMS	Mineral Lease	ML321	FLIN FLON MIN LEASE	20.90	Dec 13, 2012
HBMS	OIC	11	NANCY	0.21	Jan 31, 2013
HBMS	OIC	12	VICTORIA	0.30	Jan 31, 2013
HBMS	OIC	13	APEX	15.28	Jan 31, 2013
HBMS	OIC	14	UNIQUE	15.05	Jan 31, 2013
HBMS	OIC	15	OUTLOOK	16.44	Jan 31, 2013
HBMS	OIC	17	EXTENSION	7.03	Jan 31, 2013
HBMS	OIC	180	BURKE	2.35	Sep 06, 2013
HBMS	OIC	21	SNOWSHOE FR	0.01	Feb 25, 2013
HBMS	OIC	303	THE PAS 16	7.59	Dec 11, 2012
HBMS	OIC	335	THE PAS 26	19.81	May 06, 2013
HBMS	OIC	336	THE PAS 13	20.17	May 06, 2013
HBMS	OIC	337	THE PAS 15	19.45	May 06, 2013
HBMS	OIC	338	THE PAS 10	20.47	May 06, 2013
HBMS	OIC	340	THE PAS 1	20.87	May 06, 2013
HBMS	OIC	344	THE PAS 14	20.56	May 06, 2013
HBMS	OIC	345	THE PAS 27	9.45	May 06, 2013
HBMS	OIC	349	THE PAS 6	7.09	May 09, 2013
HBMS	OIC	352	THE PAS 9	20.79	May 09, 2013
HBMS	OIC	365	MANITOBA 10	3.16	Jul 05, 2013
HBMS	OIC	366	MANITOBA 12	19.05	Jul 05, 2013
HBMS	OIC	367	MANITOBA 11	13.19	Jul 05, 2013
HBMS	OIC	368	MANITOBA 13	20.76	Jul 05, 2013
HBMS	OIC	369	MANITOBA 9	0.32	Jul 05, 2013
HBMS	OIC	408	THE PAS 22	20.88	Sep 11, 2013
HBMS	OIC	409	THE PAS 25	20.21	Sep 11, 2013
HBMS	OIC	410	THE PAS 23	20.75	Sep 11, 2013
HBMS	OIC	417	THE PAS 24	20.82	Sep 11, 2013
HBMS	OIC	426	THE PAS 28	18.45	Dec 11, 2012
HBMS	OIC	470	THE PAS NO. 5	10.19	Mar 10, 2013
HBMS	OIC	61	CALCITE	0.13	Mar 03, 2013
HBMS	OIC	62	MAGNESITE	19.89	Mar 03, 2013
HBMS	OIC	623	RAINBOW FR	5.95	Feb 10, 2013
HBMS	OIC	63	BLENDE	16.81	Mar 03, 2013
HBMS	OIC	64	GALENA	4.76	Mar 03, 2013
HBMS	OIC	65	CLAUDIUS	16.97	Mar 03, 2013
HBMS	OIC	678	BEAR FR	1.28	Sep 21, 2013
HBMS	OIC	68	CUPRITE	18.29	Mar 03, 2013
HBMS	OIC	69	PYRITE	15.75	Mar 03, 2013
HBMS	OIC	70	ZIRCON	19.66	Mar 03, 2013
HBMS	OIC	71	MARCASITE	1.54	Mar 03, 2013
HBMS	OIC	72	CASSIUS NO. 2	15.17	Mar 03, 2013
HBMS	OIC	74	CHALCOCITE	10.27	Mar 03, 2013
HBMS	OIC	M 14	B NO. 9	16.67	Apr 23, 2013
HBMS	OIC	M 1454	B NO. 52 FR	1.75	Apr 03, 2013
HBMS	OIC	M 17	B NO. 17 FR	5.18	Apr 23, 2013
HBMS	OIC	M 18	B NO. 25 FR	0.40	Apr 23, 2013
HBMS	OIC	M 2094	B NO. 56	6.07	Jun 02, 2013
HBMS	OIC	M 23	B NO. 21	16.90	Apr 23, 2013
HBMS	OIC	M 4138	BLUE FR	8.45	Jul 15, 2013
HBMS	OIC	M 4408	BORDER FR	2.52	Sep 21, 2013
HBMS	OIC	M 900	A NO. 31	1.56	Jun 17, 2013
HBMS	OIC	M 901	B NO. 41	6.73	Jun 20, 2013
HBMS	OIC	M 905	B NO. 18	13.72	Aug 15, 2013
HBMS	OIC	M 906	B NO. 19	3.56	Aug 15, 2013
HBMS	OIC	M 907	B NO. 24	0.79	Aug 15, 2013
Total Manitoba		60 Claims		877.37
HBED	Claim	S- 99585	RYE 99585	7.00	Jun 20, 2013
HBED	Claim	S- 99614	RYE 99614	1.00	Jun 20, 2013
HBED	Claim	S-105925	WAG 105925	123.00	Oct 19, 2013
HBED	Claim	S-105926	WAG 105926	216.00	Oct 19, 2013
HBED	Claim	S-108660	WAG 108660	314.00	Jul 11, 2013
HBED	Claim	S-111102		166.00	Jun 14, 2013
HBED	Claim	S-111103		236.00	Nov 11, 2012
HBED	Claim	S-111104		37.00	Nov 11, 2012
HBMS	Mineral Lease	Q-1109	TURKEY TRACK	17.00	Jan 11, 2013
Total Saskatchewan		8 Claims, 1 Lease		1,117.00

SCHEDULE 7.1(s)(iv)

LALOR CHISEL ANDERSON STALL MINERAL LIST

Lalor, Chisel, Anderson - Stall - Mineral Disposition List - Aug 23/12

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB10603	DUB 10603
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB10604	DUB 10604
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB4991	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB4992	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5778	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5779	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5780	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5781	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5782	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5791	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5792	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5793	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB5794	DUB
Manitoba	286-DUB CLAIMS (MB)	HBMS	Mineral	Claim	CB6080	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB6085	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	CB7064	DUB
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB10249	DUB 10249 FR
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9836	DUB 9836
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9940	DUB 9940
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9941	DUB 9941 Fr
Manitoba	286-DUB CLAIMS (MB)	HBED	Mineral	Claim	MB9942	DUB 9942
Manitoba	286-DUB CLAIMS (MB)	HBMS	Mineral	Mineral Lease	ML-334	Lalor Mineral Lease
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5706	ASTRA NO. 1 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5707	ASTRA NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5708	ASTRA NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5709	ASTRA NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5710	ASTRA NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5711	ASTRA NO. 13
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5712	ASTRA NO. 14
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5713	ASTRA NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5714	ASTRA NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5715	ASTRA NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5716	ASTRA NO. 18	M103SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5717	ASTRA NO. 19
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5718	ASTRA NO. 20
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5719	ASTRA NO. 21
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5720	ASTRA NO. 22
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5721	ASTRA NO. 25 FR	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5722	ASTRA NO. 29
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5723	ASTRA NO. 30
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5742	RAM NO. 235 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5743	RAM NO. 237 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5744	RAM NO. 238
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5745	RAM NO. 239 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5746	RAM NO. 240 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5747	RAM NO. 251 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5748	RAM NO. 252
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5749	RAM NO. 253

1

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5750	RAM NO. 255 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5751	RAM NO. 256
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5752	RAM NO. 257
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5753	RAM NO. 258
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5754	RAM NO. 259 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5755	RAM NO. 291 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5756	RAM NO. 292 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5757	RAM NO. 293
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5758	RAM NO. 312
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 5759	RAM NO. 313
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7292	RAM NO. 314
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7293	RAM NO. 315
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7294	RAM NO. 318 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7295	RAM NO. 319 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7296	RAM NO. 339
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7297	RAM NO. 340
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7298	RAM NO. 341
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7299	RAM NO. 342
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7300	RAM NO. 343
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7301	RAM NO. 344
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7302	RAM NO. 346 FR	M112SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7303	RAM NO. 347 FR	M151SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7304	RAM NO. 348 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7305	RAM NO. 349
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7306	RAM NO. 350
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7348	ASTRA NO. 31
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7349	ASTRA NO. 32
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7350	ASTRA NO. 33
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7351	ASTRA NO. 34
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7352	ASTRA NO. 35
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7353	ASTRA NO. 36
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7354	CHALCO NO. 1
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7355	CHALCO NO. 2
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7356	CHALCO NO. 3
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7357	CHALCO NO. 4
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7358	CHALCO NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7359	CHALCO NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7360	CHALCO NO. 7
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7361	CHALCO NO. 8
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7362	CHALCO NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7363	CHALCO NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7364	CHALCO NO. 11
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7365	CHALCO NO. 12
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7366	CHALCO NO. 13	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7370	RAM NO. 204
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7371	RAM NO. 205
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7372	RAM NO. 260
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7373	RAM NO. 268 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7374	RAM NO. 269 FR

2

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7375	RAM NO. 289
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7376	RAM NO. 290
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7377	RAM NO. 294
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7378	RAM NO. 310
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7380	RAM NO. 311
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7381	RAM NO. 316
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7382	RAM NO. 317
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7383	RAM NO. 626 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7491	CHALCO NO. 14	M110SL
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7492	CHALCO NO. 15
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7493	CHALCO NO. 16
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7494	CHALCO NO. 17
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7495	CHALCO NO. 18
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7496	ASTRA NO. 5
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7497	ASTRA NO. 6
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7498	ASTRA NO. 9
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7499	ASTRA NO. 10
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7500	ASTRA NO. 23 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7501	ASTRA NO. 24 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7502	ASTRA NO. 26
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7503	ASTRA NO. 28 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7504	ASTRA NO. 38
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7505	ASTRA NO. 39
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7506	ASTRA NO. 40
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7507	ASTRA NO. 41
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7508	ASTRA NO. 44 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7509	ASTRA NO. 45 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7510	ASTRA NO. 46 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7511	ASTRA NO. 47 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7512	ASTRA NO. 48 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7513	ASTRA NO. 49 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7514	ASTRA NO. 50 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7515	ASTRA NO. 51 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7516	RAM NO. 627 FR
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Mineral	OIC	M 7517	RAM NO. 628 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5724	OX NO. 108 (7SL)	7SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5725	OX NO. 127
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5726	OX 139 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5727	OX 140
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5728	OX 141
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5729	OX 157
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5730	OX 158
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5731	OX 159
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5732	OX 160 (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5733	OX NO. 161 FR (2SL)	2SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5734	OX NO. 421FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5735	OX NO. 422 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5736	OX NO. 423 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5737	OX NO. 424 FR

3

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5738	OX NO. 425 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5739	OX NO. 439
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5740	OX NO. 440
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5741	OX NO. 441
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5765	OX NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5766	OX NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5767	OX NO. 42
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5768	OX NO. 43
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5769	OX NO. 44
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5770	OX NO. 45
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5771	OX NO. 66
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5772	OX NO. 67
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5773	OX NO. 68
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5774	OX NO. 69
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5775	OX NO. 76	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5776	OX NO. 95
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5777	OX NO. 152
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5778	OX NO. 153
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5779	OX NO. 154
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5780	OX NO. 155	Vent Shaft
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5781	OX NO. 156
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5782	OX NO. 352
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5783	OX NO. 353
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5784	OX NO. 354
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5785	OX NO. 355 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5786	OX NO. 356
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5787	OX NO. 357
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5788	OX NO. 358
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5789	OX NO. 359
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5790	OX NO. 360
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5791	OX NO. 377 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5792	OX NO. 415
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5793	OX NO. 416
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5794	OX NO. 427
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5795	OX NO. 428
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5796	OX NO. 429
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5797	OX NO. 430
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5798	OX NO. 431
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5799	OX NO. 432
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5800	OX NO. 434
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5801	OX NO. 435
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5802	OX NO. 436
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5803	OX NO. 437
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5804	OX NO. 438
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5805	OX NO. 442 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5806	OX NO. 443 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5807	OX NO. 444 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5808	OX NO. 445 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5809	OX NO. 446

4

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5810	OX NO. 447 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5811	OX NO. 448
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5812	OX NO. 449
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5813	OX NO. 450 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5814	OX NO. 451
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5815	OX NO. 452 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5816	OX NO. 453
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5817	OX NO. 454
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 5818	OX NO. 455
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7157	OX NO. 1 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7158	OX NO. 2
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7159	OX NO. 3 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7160	OX NO. 4
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7161	OX NO. 5
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7162	OX NO. 6
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7163	OX NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7164	OX NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7165	OX NO. 9
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7166	OX NO. 10
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7167	OX NO. 11
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7168	OX NO. 12
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7169	OX NO. 13
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7170	OX NO. 14
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7171	OX NO. 15
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7172	OX NO. 16
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7173	OX NO. 17
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7174	OX NO. 18
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7175	OX NO. 19
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7176	OX NO. 20
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7177	OX NO. 21
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7178	OX NO. 22
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7179	OX NO. 23 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7180	OX NO. 24
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7181	OX NO. 25
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7182	OX NO. 26
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7183	OX NO. 27
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7184	OX NO. 28
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7185	OX NO. 29
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7186	OX NO. 30
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7187	OX NO. 31
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7188	OX NO. 32
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7189	OX NO. 33
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7190	OX NO. 34
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7191	OX NO. 35	M104SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7192	OX NO. 36	M105SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7193	OX NO. 37
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7194	OX NO. 38
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7195	OX NO. 39 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7196	OX NO. 46

5

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7197	OX NO. 47 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7198	OX NO. 48
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7199	OX NO. 49	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7200	OX NO. 50	M106SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7201	OX NO. 51	M107SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7202	OX NO. 52
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7203	OX NO. 53
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7204	OX NO. 54
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7205	OX NO. 55
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7206	OX NO. 56
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7207	OX NO. 57
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7208	OX NO. 58
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7209	OX NO. 59
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7210	OX NO. 60
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7211	OX NO. 61 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7212	OX NO. 62 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7213	OX NO. 63	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7214	OX NO. 64
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7215	OX NO. 65
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7216	OX NO. 70
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7217	OX NO. 71
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7218	OX NO. 72
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7219	OX NO. 73
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7220	OX NO. 74
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7221	OX NO. 75
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7222	OX NO. 77 (8SL)	8SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7223	OX NO. 78 (9SL)	9SL (CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7224	OX NO. 79	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7225	OX NO. 80
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7226	OX NO. 81
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7227	OX NO. 82
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7228	OX NO. 83
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7229	OX NO. 84
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7230	OX NO. 87
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7231	OX NO. 88
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7232	OX NO. 89
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7233	OX NO. 90
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7234	OX NO. 91
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7235	OX NO. 92	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7236	OX NO. 93	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7237	OX NO. 94 (8SL)	8SL (CHISEL) Vent Raise
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7238	OX NO. 96
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7239	OX NO. 97
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7240	OX NO. 98
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7241	OX NO. 99
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7242	OX NO. 100
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7243	OX NO. 101
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7244	OX NO. 102
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7245	OX NO.103

6

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7246	OX NO. 104
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7247	OX NO. 105
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7248	OX NO. 106
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7249	OX NO. 107
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7250	OX NO. 109
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7251	OX NO. 110
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7252	OX NO. 111
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7253	OX NO. 112
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7254	OX NO. 113
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7255	OX NO. 114
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7256	OX NO. 115
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7257	OX NO. 116
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7258	OX NO. 119
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7259	OX NO. 120
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7260	OX NO. 121
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7261	OX NO. 122
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7262	OX NO. 123
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7263	OX NO. 124
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7264	OX NO. 125
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7265	OX NO. 126
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7266	OX NO. 128
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7267	OX NO. 129
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7268	OX NO. 130
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7269	OX NO. 131
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7270	OX NO. 132
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7271	OX NO. 133 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7272	OX NO. 134 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7273	OX NO. 135
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7274	OX NO. 136 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7275	OX NO. 137 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7276	OX NO. 138FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7277	OX NO. 142
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7278	OX NO. 143
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7279	OX NO. 144
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7280	OX NO. 145
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7281	OX NO. 146
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7282	OX NO. 147
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7283	OX NO. 341 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7284	OX NO. 342 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7285	OX NO. 347
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7286	OX NO. 348
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7287	OX NO. 349
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7288	OX NO. 350 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7289	OX NO. 433 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7290	OX NO. 456 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7291	OX NO. 693
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7307	WAW NO. 1 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7308	WAW NO. 2 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7309	WAW NO. 3 FR (7SL)	7SL

7

PROVINCE	PROJECT NAME	HOLDER	Tenure Type	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7310	WAW NO. 4 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7311	WAW NO. 5 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7312	WAW NO. 6 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7313	WAW NO. 7 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7314	WAW NO. 8 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7315	WAW NO. 9 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7316	WAW NO. 10 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7317	WAW NO. 11 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7318	WAW NO. 12 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7319	WAW NO. 13 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7320	WAW NO. 14 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7321	WAW NO. 15 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7322	WAW NO. 16 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7323	WAW NO. 17 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7324	WAW NO. 18 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7325	WAW NO. 19 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7326	WAW NO. 20 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7327	WAW NO. 21 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7328	WAW NO. 22 FR	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7329	WAW NO. 23 FR	(CHISEL)
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7330	WAW NO. 24 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7331	WAW NO. 25 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7332	WAW NO. 26 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7333	WAW NO. 27 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7334	WAW NO. 28 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7335	WAW NO. 29 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7336	WAW NO. 30 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7337	WAW NO. 31 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7338	WAW NO. 32 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7339	WAW NO. 33 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7340	WAW NO. 34 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7341	WAW NO. 35 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7342	WAW NO. 36 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7343	WAW NO. 37 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7344	WAW NO. 38 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7345	WAW NO. 39 FR	M108SL
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7346	WAW NO. 40 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7347	WAW NO. 41 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7390	OX NO. 417
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7391	OX NO. 418 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7392	OX NO. 419 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7393	OX NO. 420 FR
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Mineral	OIC	M 7394	OX NO. 426 FR

8

LALOR CHISEL ANDERSON STALL SURFACE LIST

HBMS: Lalor, Chisel, Stall-Anderson Surface Lease List - Aug 23/12

PROVINCE	PROJECT NAME	HOLDER	Disposition Type	Disposition No	Disposition Name	NOTE
Manitoba	0001-HBMS MANITOBA	HBMS	Misc Lease	MSC3721	MISC LEASE 3721	ASTRA 17, ASTRA 29. Snow Lk Camp Site-Vent Raise?
Manitoba	286-DUB CLAIMS (MB)	HBED	General Permit	GP59093	Lalor Road	Road/Water Line/Transm Line/Parking Lot
Manitoba	286-DUB CLAIMS (MB)	HBMS	General Permit	GP63483	Lalor AEP Site	Lalor AEP Site
Manitoba	286-DUB CLAIMS (MB)	HBMS	Quarry Lease	QL1928	QL-1928 Quarry Lease
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	General Permit	GP2661	GENERAL PERMIT 2661	Waste Disposal Site - Garbage Dump
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	General Permit	GP66403	GENERAL PERMIT 66403	Snow Lake Pumphouse/Water Line/Transmission Line/Access Road
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC3792	MISC LEASE 3792	Tailings Disposal-Anderson
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC56558	MISC LEASE 56558	Transm.Line-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Misc Lease	MSC56559	MISC LEASE 56559	Mine Road-Anderson to Snow Lk
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M103SL	ASTRA 18	OIC M 5716 Stall Mine Site. HB Substation/Core Racks
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M110SL	ASTRA25,CHALCO 13&14	OIC M 5721 Anderson Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M112SL	RAM 346 FR	OIC M 7302 Stall Mine Site
Manitoba	902-HBMS STALL - ANDERSON (MB)	HBMS	Surface Lease	M151SL	RAM 347 FR	OIC M 7303 Stall Mine Site
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP1334	GENERAL PERMIT 1334	Road Chisel to Edwards Lk
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP327	GENERAL PERMIT 327	Mine Site/Waste Disposal Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	General Permit	GP3625	GENERAL PERMIT 3625	Mine Site Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Misc Lease	MSC3793	MISC LEASE 3793	Mine Site-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Misc Lease	MSC3794	MISC LEASE 3794	Water Diversion-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	2SL	PHOTO L SURFACE LEASE	OIC M5726,M5732,M5733-Photo Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	7SL	CHISEL N INTERM VENT	OIC M5724 M7309-Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	8SL	CHISEL N MAIN EXH RA	OIC M7222 M7237 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	9SL	CHISEL N. DOWNCAST R	OIC M7211,M7212,M7223 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M104SL	OX 35	OIC M 7191 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M105SL	OX 36	OIC M 7192 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M106SL	OX 50	OIC M 7200 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M107SL	OX 51	OIC M 7201 Chisel
Manitoba	908-HBMS CHISEL - GHOST (MB)	HBMS	Surface Lease	M108SL	WAW 39	OIC M 7345 Chisel

Lalor Chisel Anderson Stall Fee Simple Properties

Title No	Area	Note
Manitoba
1701609	Snow Lk	Rly Right of Way - Anderson/Stall to Osborne
1701618	Snow Lk	Off take ditches - Anderson Lake
1701932	Snow Lk	Rly Rt of Way Chisel to Anderson/Stall
1701951	Snow Lk	Station Grounds Chisel

SCHEDULE 7.1(s)(v)

Other Material Claims and Leases

Count	PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE	NOTE
1	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB301	HAR 301	70	Oct 16, 2019
2	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB322	HAR 322	150	Jan 22, 2014
3	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB323	HAR 323	80	Jan 22, 2014
4	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB326	HAR 326	115	Feb 05, 2014
5	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB328	HAR 328	98	Feb 05, 2014
6	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB329	HAR 329	225	Feb 05, 2014
7	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB330	HAR 330	105	Feb 05, 2014
8	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB331	HAR 331	256	Feb 05, 2014
9	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB332	HAR 332	256	Feb 05, 2014
10	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB334	HAR 334	64	Feb 05, 2014
11	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB339	HAR 339	256	Mar 17, 2014
12	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB340	HAR 340	256	Mar 17, 2014
13	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB4083	HAR 4083	128	Mar 01, 2013
14	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB923	HAR 923	240	Feb 09, 2014
15	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB924	HAR 924	130	Feb 09, 2014
16	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB925	HAR 925	202	Feb 09, 2014
17	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB926	HAR 926	152	Feb 09, 2014
18	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB927	HAR 927	256	Feb 09, 2014
19	Manitoba	253-FENTON CREEK ZONE (MB)	FENTON	HBED	Claim	MB938	HAR 938	256	Feb 22, 2014
								3,295
1	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB325	HAR 325	243	Feb 05, 2014
2	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB327	HAR 327	175	Feb 05, 2014
3	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB333	HAR 333	256	Feb 05, 2013
4	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB335	HAR 335	48	Feb 05, 2014
5	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB336	HAR 336	216	Mar 04, 2014
6	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB338	HAR 338	256	Mar 17, 2014
7	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB374	HAR 374	245	Mar 04, 2014
8	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB376	HAR 376	31	Mar 04, 2013
9	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB380	HAR 380	248	Apr 01, 2013
10	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB381	HAR 381	209	Apr 01, 2014
11	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB382	HAR 382	70	Apr 01, 2014
12	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB4052	HAR 4052	100	Feb 14, 2013
13	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB939	HAR 939	240	Feb 22, 2013
14	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB940	HAR 940	160	Feb 22, 2014
15	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	MB941	HAR 941	192	Feb 22, 2014
16	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2944F	NIM 2944	256	Nov 22, 2013
17	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2945F	NIM 2945	230	Nov 22, 2014
18	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2946F	NIM 2946	192	Nov 22, 2013
19	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2947F	NIM 2947	256	Nov 22, 2013
20	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2948F	NIM 2948	194	Nov 22, 2013
21	Manitoba	254-HARMIN ZONE (MB)	HARMIN	HBED	Claim	P2949F	NIM 2949	256	Nov 22, 2013
								4,073

Count	PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE	NOTE
1	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10639	BUR 10639	23	Nov 19, 2012
2	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10740	BUR 10740	130	May 12, 2022
3	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB10741	BUR 10741	205	May 12, 2022
4	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB12411	BUR 12411	26	Jul 11, 2013
5	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB12412	BUR 12412	28	Jul 11, 2013
6	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13359	BUR 13359	218	Dec 07, 2022
7	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13360	BUR 13360	118	Dec 07, 2013
8	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13361	BUR 13361	141	Dec 07, 2013
9	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13384	BUR 13384	127	May 12, 2014
10	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13385	BUR 13385	16	May 12, 2014
11	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB13446	BUR 13446	111	Apr 06, 2022
12	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6067	BUR	34	Sep 22, 2013
13	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6104	BUR	77	Apr 03, 2013
14	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB6472	BUR	258	Apr 12, 2013
15	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB7030	BUR	115	Aug 14, 2022
16	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9247	BUR	60	Nov 09, 2021
17	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9248	BUR	213	Nov 09, 2021
18	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9249	BUR	259	Nov 09, 2021
19	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9252	BUR	92	Nov 09, 2012
20	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	CB9253	BUR	109	Nov 09, 2013
21	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1335B	KIK 135 FR	21	Sep 09, 2022
22	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1761F	KUS 1761	233	Jun 30, 2022
23	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1762F	KUS 1762	238	Jun 30, 2022
24	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1792C	BUR 1	21	Jan 31, 2013
25	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1799F	KUS 1799	243	Mar 17, 2013
26	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1965D	BUR 13 FR.	8	Nov 17, 2013
27	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1966D	BUR 12 FR	11	Nov 17, 2013
28	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P1996E	BUR 217 FR	13	Dec 19, 2013
29	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2601C	BUR 2 FR.	21	Jan 31, 2013
30	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2602C	BUR 3 FR.	21	Jan 31, 2013
31	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2603C	BUR 4	21	Jan 31, 2013
32	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2604C	BUR 5	21	Jan 31, 2013
33	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P2908F	BUR 2908	230	Apr 20, 2022
34	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4062C	BUR 6	34	Jun 10, 2014
35	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4063C	BUR 7	21	Jun 10, 2014
36	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4064C	BUR 8 FR.	17	Jun 10, 2014
37	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4065C	BUR 9 FR.	17	Jun 10, 2014
38	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4066C	BUR 10 FR.	20	Jun 10, 2014
39	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P4067C	BUR 11 FR.	13	Jun 10, 2014
40	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5143A	KIK 9	21	May 15, 2022
41	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5144A	KIK 10	21	May 15, 2022
42	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5616A	KIK 69	21	Jul 26, 2013
43	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5620A	KIK 73 FR.	21	Jul 26, 2013
44	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5621A	KIK 74	21	Jul 26, 2013
45	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5920A	KIK 49	21	Jul 26, 2013
46	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5922A	KIK 51	21	Jul 26, 2013
47	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5923A	KIK 52	21	Jul 26, 2013
48	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P5935A	KIK 64	21	Jul 26, 2013
49	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6028A	KIK 31 FR.	21	Jul 26, 2013
50	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6029A	KIK 32 FR.	21	Jul 26, 2013
51	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6030A	KIK 33	21	Jul 26, 2013
52	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6031A	KIK 34 FR.	21	Jul 26, 2013
53	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6034A	KIK 37	21	Jul 26, 2013
54	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6035A	KIK 38	21	Jul 26, 2013
55	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6036A	KIK 39	21	Jul 26, 2013

2

Count	PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE	NOTE
56	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6037A	KIK 40	21	Jul 26, 2013
57	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P6045A	KIK 48	21	Jul 26, 2013
58	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7815E	BUR 7815	113	Jun 05, 2014
59	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7816E	BUR 7816	256	Jun 05, 2014
60	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P7856E	BUR 7856	28	Feb 04, 2022
61	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9345D	BUR 64	21	Nov 12, 2021
62	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9346D	BUR 65	21	Nov 12, 2021
63	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9352D	BUR 71	21	Nov 12, 2012
64	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9353D	BUR 72	21	Nov 12, 2012
65	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9354D	BUR 73	21	Nov 12, 2012
66	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9355D	BUR 74 FR.	21	Nov 12, 2021
67	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9356D	BUR 75 FR.	21	Nov 12, 2021
68	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9357D	BUR 76	21	Nov 12, 2021
69	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9411D	BUR 216 FR.	4	Dec 19, 2013
70	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9501D	BUR 29 FR.	21	Nov 12, 2022
71	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9502D	BUR 30	21	Nov 12, 2022
72	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9503D	BUR 31 FR.	21	Nov 12, 2022
73	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9504D	BUR 32	21	Nov 12, 2022
74	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9505D	BUR 33	21	Nov 12, 2022
75	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9506D	BUR 34	21	Nov 12, 2022
76	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9508D	BUR 36	21	Nov 12, 2021
77	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9509D	BUR 37	21	Nov 12, 2021
78	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9510D	BUR 38	21	Nov 12, 2021
79	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9511D	BUR 39	21	Nov 12, 2022
80	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9512D	BUR 40 FR.	21	Nov 12, 2021
81	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9531D	BUR 41 FR.	21	Nov 12, 2013
82	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9532D	BUR 42 FR.	21	Nov 12, 2021
83	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9533D	BUR 43	21	Nov 12, 2021
84	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9534D	BUR 44	21	Nov 12, 2021
85	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9535D	BUR 45	21	Nov 12, 2021
86	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9536D	BUR 46	21	Nov 12, 2021
87	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9537D	BUR 47	21	Nov 12, 2021
88	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9538D	BUR 48	21	Nov 12, 2021
89	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9539D	BUR 49	21	Nov 12, 2021
90	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9540D	BUR 50	21	Nov 12, 2021
91	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9541D	BUR 51	21	Nov 12, 2021
92	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9542D	BUR 52	21	Nov 12, 2021
93	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9543D	BUR 53	21	Nov 12, 2021
94	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9544D	BUR 54	21	Nov 12, 2022
95	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9545D	BUR 55 FR.	21	Nov 12, 2022
96	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9546D	BUR 56 FR.	21	Nov 12, 2012
97	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9547D	BUR 57	21	Nov 12, 2012
98	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9548D	BUR 58	21	Nov 12, 2012
99	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9552D	BUR 170 FR.	21	Nov 12, 2022
100	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9603D	BUR 77	21	Nov 12, 2021
101	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9604D	BUR 78	21	Nov 12, 2021
102	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9605D	BUR 79	21	Nov 12, 2021
103	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9606D	BUR 80	21	Nov 12, 2012
104	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9607D	BUR 81	21	Nov 12, 2012
105	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9608D	BUR 82	21	Nov 12, 2012
106	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9609D	BUR 83	21	Nov 12, 2012
107	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9610D	BUR 84	21	Nov 12, 2021
108	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9611D	BUR 85	21	Nov 12, 2021
109	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9612D	BUR 86	21	Nov 12, 2021
110	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9613D	BUR 87 FR.	21	Nov 12, 2021

3

Count	PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE	NOTE
111	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9624D	BUR 206	21	Nov 12, 2021
112	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9625D	BUR 207	21	Nov 12, 2021
113	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9626D	BUR 208	21	Nov 12, 2021
114	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9627D	BUR 209 FR.	21	Nov 12, 2021
115	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9834D	BUR 211	21	Nov 18, 2022
116	Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Claim	P9835D	BUR 212	21	Nov 18, 2017
								5,518
1	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2245	HAR 2245	256	Feb 07, 2014
2	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2533	HAR 2533	240	Mar 06, 2014
3	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2534	HAR 2534	200	Mar 06, 2014
4	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2535	HAR 2535	200	Mar 06, 2014
5	Manitoba	257-TALBOT ZONE (MB)	TALBOT	HBED	Claim	MB2538	HAR 2538	192	Mar 06, 2014
								1,088
1	MB	758-SHERRIDON HALO OPTION (MB) O.A.	LOST	HALO RESOURCES LTD	Claim	MB6023	HALO 17	233	Oct 14, 2014
2	MB	758-SHERRIDON HALO OPTION (MB) O.A.	LOST	HALO RESOURCES LTD	Claim	MB6050	HALO 21	70	Oct 14, 2014
3	MB	758-SHERRIDON HALO OPTION (MB) O.A.	LOST	HALO RESOURCES LTD	Claim	MB6198	HALO 15	256	Oct 14, 2014
								559

4

Count	PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE	NOTE
1	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1654F	KUS 1654	160	Feb 18, 2015
2	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1731F	KUS 1731	160	Mar 25, 2013
3	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1732F	KUS 1732	200	Mar 25, 2020
4	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1816F	KUS 1816	250	Mar 02, 2013
5	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1818F	KUS 1818	256	Mar 02, 2013
6	Manitoba	299-WATTS RIVER (MB)	WATTS	HBED	Claim	P1822F	KUS 1822	256	Mar 02, 2013
								1,282
1	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HBMS	Claim	MB8413	READ 13	174	Jun 02, 2015
2	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HBMS	Mineral Lease	ML-335	REED Mineral Lease	573	Apr 11, 2013	Formerly Claims: CB5503 and P5030E
3	Manitoba	283-VMS REED LAKE JV (MB) O.A.	REED	HBMS	Mineral Lease	ML-336	REED Mineral Lease	268	Apr 11, 2013	Formerly Claims: MB8412 and MB5188

Other Material Surface Leases

PROVINCE	PROJECT NAME	TempPRJ	HOLDER	Disposition Type	Disposition No	Disposition Name	HECTARES	ANNIVERSARY DATE
Manitoba	O.A.	REED	HBMS	Surface Lease	66082	REED Surface Lease	72	Apr 30, 2013
							72
Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Permit	GP58639	58639	95.1	Dec 31, 2012
Manitoba	922-HBMS BUR (MB)	BUR	HBMS	Permit	GP59159	59159	34	Dec 31, 2012
							129.1

5

Fee Simple Properties

Title No	Area	Note
Manitoba
1823051/3	FFN	Dwelling - Flin Flon. 190 Green Street, FFN
152575	Ellice	Potash Property - RM of Ellice
1909662	Ellice	HBMS Potash Property. Ellice Manitoba
2028449/3	Ruttan	Ruttan Area
1537383/3	Snow Lk	Replaces old title no. 109332
1701833	Snow Lk	Rt of Way, Station Ground, Yard. Easement to allow Tolko on HBMS’s portion being registered.
1770544	Snow Lk	Dwelling Cedar Avenue Snow Lake
1775562	Snow Lk	Dwelling 186 McGilvray Avenue Snow Lake
1904344	Snow Lk	Dwelling 590 Lakeshore Drive, Snow Lake
2005396	Snow Lk	Cherry Avenue, Snow Lake
2036008	Snow Lk	137 Balsam Street, Snow Lake
2211165/3	Snow Lk	Property retained by HBMS following a subdivision of title no. 1701824/3

6

SCHEDULE 7.1(s)(vi)

HudBay Mining Properties

Nil

7

SCHEDULE 7.1(s)(vii)

See Schedule 7.1(n1)

8